SunAmerica Asset

Management, LLC

Harborside Financial Center

3200 Plaza 5

Jersey City NJ 07311-4992

201.324.6378

201.324.6364 Fax

thomas.peeney@sunamerica.com

Thomas D. Peeney

Vice President & Assistant General Counsel

April 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Trace Rakestraw, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Money Market Funds, Inc. (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 51 to

Registration Statement on Form N-1A

Securities Act File No. 2-85370

Investment Company Act File No. 811-3807

Dear Mr. Rakestraw:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on April 14, 2016 regarding Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 49 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”) filed on February 29, 2016. The Amendment contains the prospectus and statement of additional information (“SAI”) for the SunAmerica Government Money Market Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Trace Rakestraw, Esq.

April 28, 2016

I.	Prospectus

Comment 1:	Please remove the disclaimer on the page entitled “Privacy Statement” asserting that the privacy statement is not part of the prospectus.

Response:	The Registrant respectfully declines to make this change. The privacy statement is a separate document that is not part of the prospectus.

Comment 2:	In the first paragraph under the section entitled “Principal Investment Strategy of the Fund,” the third and fourth sentences state that “[a] ‘government money market fund’ under Rule 2a-7, such as the Fund, may, but is not required to, impose liquidity fees and suspend redemptions. The Fund’s Board of Directors has determined that the Fund will not be subject to the liquidity fee and redemption gate provisions of Rule 2a-7, although the Board may elect to impose liquidity fees or redemption gates in the future.” Please consider revising the sentences to clarify that the references to “suspend redemptions” and “redemption gates” are the same concept, or make the terms consistent.

Response:	The Registrant has revised the third sentence to read as follows: “[a] ‘government money market fund’ under Rule 2a-7, such as the Fund, may, but is not required to, impose liquidity fees and redemption gates.”

Comment 3:	In the section entitled “Fund Highlights – Performance Information,” please add the following disclosure: “[p]rior to April 29, 2016, the Fund operated as a prime money market fund and invested in certain types of securities that the Fund is no longer permitted to hold as part of its principal investment strategy. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund’s conversion to a government money market fund.”

Response:	The requested change has been made.

Comment 4:	In the section entitled “Shareholder Account Information – Opening An Account (Class A),” the Staff asks whether there are any fees associated with the closure of an account where shareholder identifying information cannot be verified within a reasonable time after the receipt and processing of an application, in which case the Fund reserves the right to redeem the shares purchased and close the account.

Trace Rakestraw, Esq.

April 28, 2016

Response:	The Registrant confirms that there are no fees associated with the closure of an account under the circumstances described. As disclosed in the prospectus, if the Fund closes an account in this manner, the shares will be redeemed at the net asset value next calculated after the Fund decides to close the account.

Comment 5:	In the section entitled “Glossary – Investment and Other Terminology,” please confirm that the definition of “money market instruments” has been updated in view of the Fund’s new investment strategy.

Response:	The Registrant confirms that the disclosure was updated in the Amendment.

Comment 6:	In the section entitled “More Information About the Fund – Other Information,” the Staff asks whether the actions described that are necessary to maintain a $1.00 per share net asset value have ever been invoked. If so, please describe the circumstances. Consider adding disclosure how the actions described would work operationally and from an accounting perspective. In addition, please describe how a shareholder would be notified if the actions described were invoked, and confirm that the Fund would comply with the disclosure requirements for financial support in the registration statement as well as on Form N-CR.

Response:	The Registrant notes that the actions described in this section have never been invoked. The Registrant has removed this section from the prospectus.

II.	Statement of Additional Information

Comment 7:	In the section entitled “Investment Objectives and Policies,” the Fund lists “Corporate Obligations” and “Money Market Securities of Foreign Issuers” as permissible investments. Please confirm whether the Fund may continue to invest in these types of securities in view of the Fund’s new investment strategy. In addition, please confirm that the Fund will invest at least 99.5% of its total assets in cash, U.S. government securities, and /or repurchase agreements that are collateralized by cash and/or U.S. government securities.

Response:	The Registrant confirms that the Fund may invest in corporate obligations and money market securities of foreign issuers, however, any such investment would be limited by the Fund’s policy to invest at least 99.5% of its total assets in cash, U.S. government securities, and /or repurchase agreements that are collateralized by cash and/or U.S. government securities.

Trace Rakestraw, Esq.

April 28, 2016

Comment 8:	The Staff notes that, on page 6, in the section entitled “Investment Objectives and Policies – Mortgage-Backed Securities,” the last sentence of the section states that “[i]n the case of privately issued mortgage-related securities, the Fund takes the position that mortgage-related securities do not represent interests in any particular “industry” or “group of industries.” The Staff further notes that the Amendment removed “Privately-Issued Mortgage Securities” as permissible investments. As a result, please confirm whether the sentence regarding privately issued mortgage-related securities should also be removed. The Staff notes that the Fund’s first fundamental investment restriction indicates that the Fund may not “[p]urchase securities other than those described under ‘Investment Objectives and Policies.’” Please clarify the Registrant’s position with respect to investments in privately issued mortgage-related securities. The Staff notes that, if the sentence is not removed, the Fund’s position is contrary to the Staff’s position that privately issued mortgage-related securities do not represent interests in a particular “industry.”

Response:	The Registrant confirms that the Fund does not intend to invest in privately issued mortgage-related securities, and has removed the last sentence in the section entitled “Investment Objectives and Policies – Mortgage-Backed Securities” regarding the same.

Comment 9:	The Staff notes that the Fund’s first fundamental investment restriction indicates that the Fund may not “[p]urchase securities other than those described under ‘Investment Objectives and Policies.’” Please explain how this fundamental investment restriction works operationally, including whether shareholder approval would be required to invest in a new type of security.

Response:	The Fund’s prospectus and SAI, including as referenced under “Investment Objectives and Policies,” describe the securities in which the Fund may invest. In the event the Fund desired to invest in a new type of security, shareholder approval would not be required unless otherwise mandated by the Fund’s current investment restrictions or limitations or by applicable law, although the Fund’s investment adviser would seek approval by the Fund’s Board of Directors, as appropriate.

Comment 10:	In the section entitled “Directors and Officers – Directors’ Retirement Plan,” please indicate whether there were any

Trace Rakestraw, Esq.

April 28, 2016

payments made to the Directors under the Retirement Plan during the Fund’s most recently completed fiscal year ended December 31, 2015.

Response:	The Registrant notes that a payment was made to a former Director in the amount of $2,087.00 under the Retirement Plan during the Fund’s most recently completed fiscal year ended December 31, 2015. There are no active Participants entitled to any payment (annual or otherwise) under the Retirement Plan, and there are no future accruals for any benefits payable under the Retirement Plan.

Tandy Representations

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by Registrant with the SEC and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

********

Should you have any questions concerning the above, please call the undersigned at (201) 324-6378.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Margery K. Neale, Esq., Willkie Farr & Gallagher LLP

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP